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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

PennantPark Investment Corporation
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

708062104
(CUSIP Number)

April 19, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

   Alpine Total Dynamic Dividend Fund

   20-5785181

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a) ☐

   (b) ☒

3. SEC Use Only

4. Citizenship or Place of Organization   United States-DE

Number of Shares Bene-ficially Owned by Each Reporting Person With:	5.	Sole Voting Power	1,326,000
	6.	Shared Voting Power	0
	7.	Sole Dispositive Power	1,326,000
	8.	Shared Dispositive Power	0

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,326,000

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11. Percent of Class Represented by Amount in Row (9)   6.3%

12. Type of Reporting Person (See Instructions)

IV

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Item 1.

    (a)   Name of Issuer

            PennantPark Investment Corporation

    (b)   Address of Issuer's Principal Executive Offices

            445 Park Avenue, 10th Floor, New York, NY 10022

Item 2.

    (a)-(c)   This Statement is filed by:

            Alpine Total Dynamic Dividend Fund as the "Reporting Person."

            The principal executive office address of Alpine Total Dynamic Dividend Fund is 2500 Westchester Avenue, Suite 215, Purchase, New York, 10577. Alpine Total Dynamic Dividend Fund is a Delaware statutory trust.

    (d)   Title of Class of Securities

            Common Stock, par value $0.001 per share

    (e)   CUSIP Number

            708062104

Item 3.

    The Reporting Person is:

    (d) an investment company registered under section 8 of the Investment Company Act of 1940

Item 4.   **Ownership**

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

    (a)   Amount beneficially owned: See Row 9 for the amount beneficially owned by the Reporting Person

    (b)   Percent of class: See Row 11 for the percentage of class beneficially owned by the Reporting Person. Such percentage is based on 21,068,772 shares of common stock outstanding as of December 31, 2009, as reported in Form 8-K.

    (c)   Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for the Reporting Person

Item 5.   **Ownership of Five Percent or Less of a Class**

    N/A

Item 6.   **Ownership of More than Five Percent on Behalf of Another Person**

    N/A

Item 7.   **Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company**

    N/A

Item 8.   **Identification and Classification of Members of the Group**

    N/A

Item 9.   **Notice of Dissolution of Group**

    N/A

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Item 10.   Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated: February 17, 2009   ALPINE TOTAL DYNAMIC DIVIDEND FUND

                                        By: /s/ Stephen A. Lieber
                                                Stephen A. Lieber
                                                Executive Vice President

126362.00100/11756550v.1